REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, the following is the report on voting results for the annual general meeting of shareholders of Bright Minds Biosciences Inc. ("the Company") held on March 31, 2026 (the "Meeting").

The Company reports that a total of 7,877,637 common shares were voted at the Meeting, representing 80.49% of the votes attached to the common shares outstanding as of the record date for the Meeting.  Voting results on the resolutions were as follows:

1. Election of Directors

The six nominees for election to the Board of Directors received votes as follows.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld

Ian McDonald	7,564,151	99.99%	492	0.01%
Nils Bottler	6,789,827	89.76%	774,816	10.24%
Jeremy Fryzuk	7,384,419	97.62%	180,224	2.38%
Jan Pedersen	6,995,861	92.48%	568,782	7.52%
David Weiner	7,384,084	97.61%	180,559	2.39%
Steve Farr	7,564,376	100.00%	267	0.00%

2. Appointment of Auditors

De Visser Gray LLP, Chartered Professional Accountants, were appointed as the auditor of the Company. Shares voted in person and by proxy represented 7,872,821 votes FOR, being 99.94% and 4,816 votes WITHHELD, being 0.06%.